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## Couture Collective

Couture Collective is a luxury retail sharing site and wardrobe management service rolled into one.  Edit Profile

| **$500** | **$4,000,000** | **Crowd Note** |
|---|---|---|
| Minimum | Valuation cap | Security Type |

Website: http://www.couturecollective.club

Share: f ♥ in

Couture Collective is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Global Luxury Women's Fashion Industry

## $35 billion

Projected Sharing Economy Market Size (2025)

## $335B

> 3X user growth and revenue growth from 2014 to 2016

> Three revenue streams (share, rental, purchase) equate to $4K+ potential gross profit per item

> $225K+ in revenue in 2016

> $3K+ avg. customer spend in Spring 2016; top customer has spent ~$20K since 2015

> Luxury fashion prices have risen 60%+ over the last ten years

> Round Size:  US $1,000,000

> Raise Description:  Pre-Seed

> Minimum Investment:  US $500 per investor

> Security Type:  Crowd Note

> Valuation Cap:  US $4,000,000

> Target Minimum Raise Amount:  US $500,000

> Offering Type:  Side by Side Offering

"Designer Fashion just got a lot more affordable. A new luxury wardrobe rental service pops up in New York." - Harper's Bazaar

## The Mission & Vision

Couture Collective is a high fashion-sharing company that helps maximize the inherent value of new designer styles. We do this by selling seasonal shares that provide six months of wearing rights while the items are still new and most desirable. Our goal is to change the way fashionable women build their wardrobes.

We believe Couture Collective's disruptive temporary ownership model fits with the emerging ethos of the sharing economy: by sharing, consumers can experience more variety with greater flexibility and at a much lower cost. By offering consumers a luxury product that is both vetted and impeccably maintained, Couture Collective aims to make luxury sharing appealing to both the traditional luxury consumer and the aspirational shopper alike.

### The Problem

We believe the rise of both social media and fast fashion have dramatically shortened the lifespan of a dress. A study in 2015 found that any given item in a woman's wardrobe is worn an average of only seven times. Furthermore, a third of all respondents said they considered their clothes "old" after wearing them less than three times.

From what we have noticed, even high fashion has been disrupted. As opposed to the traditional Fall and Spring seasons, luxury labels now show four collections a year. Consequently, retailers are taking markdowns more frequently which makes most luxury consumers reluctant to buy at full-price. Only 33% of luxury and designer goods are purchased at full price in the US. To compensate, luxury labels have significantly raised their prices. Luxury fashion prices have risen over 60% over the last ten years, almost twice as much as inflation. We believe the result has been over-bulging closets filled with ever-more expensive dresses that are infrequently worn.

### The Solution

Couture Collective solves the problem of the overpriced and under-utilized wardrobe by allowing women to wear the top designer styles they want to wear, when they want to wear them: when the items are still new and current.

Co.Co. customers pay only 20% of the retail price of any given item for the right to wear it up to five times in a six-month period. Customers stock their Co.Co. closets with five (or more) dresses for the price they used to pay for one. At the beginning of each season, customers can update the items in their Co.Co. closets with the latest items. If they want to keep an item, they have the option to purchase it at the end of the season. If they only want to wear it once, they can rent it on a one-time basis. We believe Couture Collective is the future of luxury dressing.

## Product & Service

Couture Collective is built to be a luxury retail site and wardrobe management service rolled into one. Each season, members can shop from a lookbook in order to stock their Co.Co. Closet. Each item can be pre-reserved up to five times during the six-month season. Couture Collective's website makes sharing and wearing easy: members just click on the the date on the item's calendar and her item is hand-delivered in pristine condition (in a garment bag instead of a shipping box) the day before she wants to wear it and picked up the day after. Reminder emails are automatically generated.

### How are we different

Couture Collective distinguishes itself with its curated collection of brand new, top designer styles and white glove service. By limiting both the number of shares and the length of the sharing season, Co.Co. aims to ensure each item in its seasonal inventory isn't over worn and maintains its value at the end of the season. Unlike other wardrobe services, it allows its users to choose exactly which items they will receive and when. Unlike other rental services, it allows its users to access an entire wardrobe at will for an entire season, the way they would use their own closets.

If a customer chooses to buy an item at the end of the season, Couture Collective's partnership with Hallak Couture Cleaners ensures that the item she buys has been maintained in impeccable fashion.

Couture Collective is different from the current crop of rental companies catering to younger women who need a dress for a single occasion. Couture Collective members can use the service as their virtual closet, dressing from it consistently. Couture Collective caters to highly successful women whose lifestyle demands an equally impressive wardrobe, women who are too smart to overpay for underutilized assets, who are fashion-conscious without being fashion victims. Our target members are at the peak of their fashion-spending cycle.

### Gallery




FALL 2014 LOOK BOOK
HOW IT WORKS
(1)
MY CLOSET
MY ACCOUNT
COUTURE COLLECTIVE
Continue Shopping
"Dolce and Gabbana Purple Brocade Rental" was successfully added to your cart.
DOLCE & GABBANA
PURPLE BROCADE MINI-DRESS
1 PRE-RESERVATION
February 28, 2015
$70.77
Total:
$70.77 (Includes $5.77 NY Sales Tax Rate)
(This charge reflects cleaning and handling fees for the item.)
CHECKOUT
contact
site usage terms
membership policies

Couture Collective Website.

## Media Mentions









## Team Story

Couture Collective was founded by journalist-turned-interior-designer-turned-entrepreneur, Sallie Giordano. Her socially active lifestyle in Manhattan demanded an ever-changing wardrobe that seemed to take up an inordinate amount of effort and investment to maintain. And she wasn't alone; all of her friends complained about how they constantly needed a new dress for this or that event. The idea of facilitating clothes-sharing seemed obvious, but no one was doing it at the level of quality that made it appealing. Almost as an experiment, she bought 30 designer dresses and a little purple datebook and then invited 36 friends to share them, in order to see if the concept worked. It worked beautifully. These friends were thrilled to wear the latest Dior or Valentino and only pay 20% of the price, and the idea that a dress should hang in your closet losing value only to be worn a few times began to seem archaic and unwise.

Giordano then enlisted Jean-Claude Hallak, who runs Hallak Couture Cleaners, to design and manage the fulfillment process. Together they came up with a wardrobe management system that combined the ease-of-use and white-glove service which would appeal to a luxury-oriented clientele. With the help of the talented designer, Sarah Rainwater, and IT developer, Jake Camara, Giordano built a platform that combined the retail elements and fulfillment operations into one beautiful website. She then set out to buy another collection and started to talk to designers about her vision for the future of the high-fashion wardrobe. Women wouldn't buy less, she argued; they would just buy better. If you could wear a top designer dress for the same price as a mid-market one, why wouldn't you? If you could wear a stand-out trend from the runway rather than the same boring black dress, why wouldn't you, especially if you knew you didn't have to wear it next year? Gradually, designers signed on. Couture Collective currently buys almost half of its collection at wholesale.

## Meet the Founders



**Sallie Giordano**
FOUNDER AND CEO

Having begun her career in the fashion mecca of Conde Nast, Sallie was imbued with an appreciation for high-fashion from the beginning. When she later headed the New York office of the prominent interior design firm, Leta Austin Foster & Associates, she gained a deep understanding of how the luxury consumer lived, what problems they encountered, and how to solve them. Couture Collective is her solution to the timeless but growing problem of "I have nothing to wear!" She is a graduate of Georgetown University.

## Notable Advisors & Investors



JF

**Joe Ferrara**

## Q&A with the Founder

**Q: How many users are paying?**

Couture Collective: Do you mean how many are paying membership fees? None at the moment. In order to build our customer base, we have suspended the membership fee requirement to access the site. Since June, we have seen 150 new "members" enlist outside of our current delivery zone. While we do not see them becoming active members while we limit operations to the NYC metro area, we are building a good database without any sort of marketing for our proposed expansion. I am reserving the right to reinstitute the membership fee at any time.

**Q: "How many users are paying?" is in regards to how many paying you had prior to dropping the membership fees.**

Couture Collective:  It is difficult to pinpoint exactly given the way our data is organized. What I can tell you is that we had – From Fall/Winter 2104Fall/Winter 2015, we had 95 distinct customers (with 50 not paying membership fees). What I can tell you is that from Fall/Winter 2014 to Fall/Winter 2015 we had 81 distinct customers (50 were not paying membership fees). We had 151 distinct customers from Fall/Winter 2015 to Fall/Winter 2016.

**Q   Why are you excluding 50 members each season from paying membership fees?**
:
Couture Collective:  Those were our founding members. I promised they would never have to pay a membership fee.

**Q   When are you bringing back the $250 annual member fee?**
:
Couture Collective:  It is unclear right now. It depends on how current partnership discussions progress.

**Q   Are February and August months where you are purchasing for the new F/W and S/S seasons, respectively?**
:
Couture Collective:  Yes.

Read more answers from the founder   ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

| TERMS & DESCRIPTION | REGULATION D - RULE 506(C) | REGULATION CF |
|---|---|---|
| Investor Types | Accredited Only | Accredited and Non-accredited |
| Round description | Pre-Seed | Pre-Seed |
| Round size | US $1,000,000 | US $1,000,000 |
| Minimum investment | $20,000 | US $500 |
| Target minimum | US $500,000 | US $500,000 |
| Security type | Crowd Note | Crowd Note |
| Conversion discount | 20.0% | 20.0% |
| Valuation cap | US $4,000,000 | US $4,000,000 |
| Interest rate | 5.0% | 5.0% |

## Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

- Staffing (driver and styli...
- Inventory
- Marketing
- Truck
- Operating expenses

## Investor Perks

- $2500: free membership for three years

- $5,000: 5% discount on all sales plus free membership for three years

- $10,000: 10% discount on all sales plus free membership for three years

- $25,000: 15% discount on all sales plus free membership for three years

- $50,000+: 25% discount on all sales plus free membership for three years

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Financial Discussion

**Financial Statements**

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Couture Collective LLC was formed in October 2014. Couture Collective has been in operation since 2014.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated October 2, 2016).

**Financial condition**

Couture Collective, LLC began operations in October 2014. Couture Collective began generating revenue in 2015. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services.

**Operations**

The Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

In 2015 we recorded total revenues of $242,144, compared to $46,312 in 2014. The largest component comes from our wardrobe-sharing program, which accounted for 46% of revenues, followed by dress sales at 29% and rental income at 16%. In 2014 all our revenues were derived from offering our services through the e-commerce site Shopify, which accounted for less than 1% of revenues in 2015.

Our cost of goods sold, which primarily consists of acquisition of wardrobe inventory and dry cleaning costs, was $276,403 in 2015 and $34,852 in 2014, resulting in gross losses of $34,258 in 2015 and gross profit of $11,450 in 2014.

Our expenses amounted to $135,232 in 2015 and $28,656 in 2014. The largest component of expenses for 2015 were advertising and promotion, which accounted for 27% of expenses, followed by website development, which accounted for 24% and professional fees at 23%. The largest component of expenses in 2014 was for website development, accounting for 47% of expenses in that year, reflecting the launch of our operations.

For the reasons discussed above, for the year ended December 31, 2015, Couture Collective recorded a net loss of $169,036 compared to $17,196 in 2014.

For our operations for 2016, from January 1, 2016 to December 31, 2016, we recorded total revenues of $233,116, total cost of goods of $394,585, and total expenses of $131,913.

Among our next steps, one of our primary goals after closing the offering is expanding our inventory and expanding into Los Angeles and other large luxury goods markets in the United States.

These additional proceeds will help us expand our inventory, bring on personnel, and hire a marketing firm. The success of our fundraising campaign together with revenues from our day-to-day business is necessary for the viability of our business.

**Liquidity and Capital Resources**

As of December 31, 2014, the company had approximately $122,631 in its checking account compared to approximately $198,720 as of December 31, 2015. As of December 31, 2016, the company had approximately $101,341 in its checking account.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through our fundraising campaign, incurring additional debt through a financial institution, or the sale or merger of the company.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

**Indebtedness**

The company's financial statements reflect a loan of $125,000 advanced by Ms. Giordano's husband. That loan is not formally documented.

**Recent offerings of securities**

At the time of our organization, we issued 93.75% of the membership interests to Sallie Dinkel Giordano. We have not made any other issuance of securities.

Valuation

We have not undertaken any efforts to produce a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants.  However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return.  However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth.  Typically liquidation value and book value will produce a lower valuation than the earnings approach.  However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently.  They may use a different valuation method, or different assumptions about the company's business and its market.  Different valuations may mean that the value assigned to your investment changes.  It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did.  If this happens, the value of the investment will go down.

## Market Landscape

Our company is positioned at the nexus of several emerging trends in the fashion space:

- Wardrobe services like Stich Fix and Trunk Club do not deal with luxury apparel.

- Peer-to-peer rental services like Style Lend are prone to quality control issues.

- Rental services: Rent the Runway (5.5 million members)

- After-market retail outlets: The Real Real ($206 million in revenue in 2015)

Like all of these companies, we are a value proposition for the fashion consumer, but positioned on the luxury and aspirational side of the market. Our target customers range in age from 30-60 and come from both the Ultra Affluent (2.5 million households) and the HENRYs , High Earners but Not Rich Yet, (22.5 million households).

*The global luxury apparel market is valued at $31 billion, up 14% over 2014.

*The off-price segment of the this market is growing at a rapid pace, doubling over the past three years to 10% of the luxury market. Markdowns as a whole affect 35% of the market.

*E-commerce grew to 7% of the luxury market in 2015. US respondents said they intend to spend about half of their of luxury apparel spending on-line over the next year.

*Disclaimer: This section represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

## Risks and Disclosures

**In order for the Notes to convert into equity in the company, the company will have to be restructured.** If the Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

**We have not yet established an extensive operating history.** We first organized as company in 2014. Since then we have worked to enlarge our customer base, engage new partners, and refine our services. There is not guarantee that we will be able to maintain and grow our customer base and partnerships. Should we not be able to grow, our financial results and operations may be negatively impacted.

**Does anyone want our service and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for Couture Collective's services. Customers must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

**We depend on a small, unpaid management team.** We depend on the skill and experience of Sallie Dinkel Giordano. Though our management team has a passion for Couture Collective and has equity interests in the company, Sallie Dinkel Giordano is not a paid employee. If we are not able to call upon Sallie Dinkel Giordano for any reason, our operations and development could be harmed.

**We are controlled by our officers and directors.** Our CEO and Managing Member, Sallie Dinkel Giordano, currently holds 93.75% of our membership interests, and at the conclusion of this offering will continue to hold 93.75% of the company's membership interests. As our CEO and Managing Member, Sallie Dinkel Giordano, has broad discretion in running the business at her sole discretion and without documenting any of her actions.  There is no oversight, no additional parties to act as checks and balance, and no need for third party input. Investors in this offering will not have the ability to control a vote by the interest holders or the board of directors (if any is appointed).

**We are going to need more money.** We might not sell enough securities in both in the Regulation CF offering and our concurrent 506(c) offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

**We will need more people to join our company.** We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

**We have a number of competitors more established than we are.** There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

**We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens.

The outside investors at the time conversion, if any, might value the company at an amount well below $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

**We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

**We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

**You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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## Data Room

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| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| ▸ 📁 Pitch Deck and Overview (1 file) | Jul 12, 2016 | Folder |
| ▸ 📁 Product or Service (7 files) | Jul 12, 2016 | Folder |
| ▸ 📁 Financials (2 files) | Feb 21, 2017 | Folder |
| ▸ 📁 Investor Agreements (1 file) | Feb 21, 2017 | Folder |
| ▸ 📁 Miscellaneous (1 file) | Feb 21, 2017 | Folder |

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All Regulation CF offerings are conducted through either SI Portal, LLC ("SI Portal"), an affiliate of SeedInvest, and a FINRA/SEC registered funding-portal, located at 222 Broadway, 19th Floor, New York, NY 10038, or SI Securities, LLC ("SI Securities"), an affiliate of SeedInvest, and a registered broker-dealer, and member FINRA/SIPC, located at 222 Broadway, 19th Floor, New York, NY 10038. All other securities-related activity, including, but not limited to private placement offerings under Regulation D and A are conducted by SI Securities, and/or North Capital Private Securities Corporation ("NCPS"), an unaffiliated entity, and a registered broker-dealer, and member FINRA/SIPC, located at 2825 E Cottonwood Pkwy, Salt Lake City, Utah 84121. SI Portal, SI Securities and/or NCPS do not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

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